MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” “projects”, “forecasts”, “may”, “should” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Forward-looking statements include statements regarding:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to comply with our loan covenants, to repay our indebtedness and to continue as a going concern;

•	potential liability from future litigation and incidents involving our vessels, including seizures by pirates, and our expected recoveries of claims under our insurance policies;

•	our ability to comply with the continued listing standards on the exchange or trading market on which our common stock is listed for trading;

•	our ability to find employment for our vessels;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	business strategy, areas of possible expansion, and expected capital spending or operating expenses and general and administrative expenses;

•	the useful lives and value of our vessels;

•	our ability to receive in full or partially our accounts receivable and insurance claims;

•	greater than anticipated levels of drybulk vessel new building orders or lower than anticipated rates of drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	competition in the seaborne transportation industry;

•	global and regional economic and political conditions;

•	fluctuations in currencies and interest rates;

•	our ability to leverage to our advantage the relationships and reputation Free Bulkers S.A., our Manager, has in the drybulk shipping industry;

1

•	the overall health and condition of the U.S. and global financial markets;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	our ability to pay dividends in the future; and

•	acts of terrorism and other hostilities.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this report to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the Company,” "the Group," “we,” “us,” or “our.” All references to dollar amounts in this report are expressed in thousands of U.S. dollars, unless otherwise stated.

Overview

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. Our fleet currently consists of five Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of June 20, 2014, the aggregate dwt of our operational fleet is approximately 173,089 dwt and the average age of our fleet is 16.8 years.

Our investment and operational focus has been in the Handysize sector, which is generally defined as less than 40,000 dwt of carrying capacity and the Handymax sector which is generally defined as between 40,000 dwt and 60,000 dwt. Handysize and Handymax vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes. Due to the very adverse charter rate environment of the latest shipping cycle values of larger vessels have dropped to levels that constitute buying opportunities. We shall explore the possibility to expand into other segments of the dry-bulk sector.

We have contracted the management of our fleet to our Manager, Free Bulkers S.A., an entity controlled by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and one of our principal shareholders. Our Manager provides technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space. While the Manager is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Recent Developments

On April 9, 2014 we filed a Registered Direct Public Offering with the SEC in the form of F-1, which was subsequently amended on May 1, 2014 (F-1/A1), May 19, 2014 (F-1/A2) and May 21, 2014 (F-1A/3), offering 250,000 units at a purchase price of $100 per unit, with each unit consisting of one share of our Series D Convertible Preferred Stock, at par value $0.001 per share, and Series C Warrants to purchase 200% of the shares of common stock underlying the Series D Preferred Stock, at an exercise price of 130% of the Series D Preferred Stock conversion price on the initial issuance date of the Series D Preferred Stock, rounded to the nearest cent.

2

Each share of Series D Preferred Stock to be convertible into a number of shares of common stock equal to $100 divided by the conversion price in effect at the time of conversion. The initial conversion price of each share of Series D Preferred Stock is to be the lesser of (i) $1.09 (the closing bid price of our common stock on May 16, 2014) and (ii) the greater of (1) the closing bid price of our common stock on the date immediately prior to the closing of this offering (which was expected to be May 28, 2014) and (2) $0.981. At the initial conversion price of $1.09 each share of Series D Preferred Stock would be convertible into 92 shares of common stock (rounding up to the nearest whole share) and the warrants included in each unit would be exercisable for 184 shares of common stock at an initial exercise price of $1.42 per share. The Series D Preferred Stock and Series C Warrants are immediately convertible and exercisable, as applicable, subject to certain ownership limitations. The Series C Warrants will expire on the fifth anniversary of the issuance date thereof. We will use approximately $22 million of the net proceeds to eliminate all of our debt obligations to Credit Suisse and we will no longer owe any amounts to the Bank and the Bank will release any and all liens it may have on the assets of the Company and our subsidiaries. Any remaining proceeds will be used for general corporate purposes.

On May 28, 2014 the Company closed on the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants, following the execution of a Placement Agent agreement with Dawson James Securities, Inc. on May 21, 2014. The securities sold were 250,000 units, at a purchase price of $100 per unit, with each unit consisting of one share of the Company’s Series D Convertible Preferred Stock and 184 Series C Warrants, exercisable for five years at an initial price of $1.42 per share. Each share of Series D Preferred Stock sold has a stated value of $100 and is initially convertible into 92 shares of common stock at the initial conversion price of $1.09.

On May 28, 2014, we concluded the agreement with Credit Suisse to pay approximately $22,636 from the offering proceeds to eliminate all of our debt obligations owed to Credit Suisse, amounting to $37,636 as of that date, and be discharged and released from any and all payment obligations (actual and contingent) owed and payable by the Company in respect of all amounts of principal, interest thereon, fees, costs and expenses under the credit Facility Agreement and Master Swap Agreement, both dated December 24, 2007 (as amended and/or supplemented and/or restated from time to time). Under the terms of this agreement Credit Suisse undertook, upon receipt of such payment, to cancel all the remaining debt of $15,000 owed by the Company and to release (i) any and all liens it has on the assets of the Company and (ii) all corporate guarantees received from the Company’s subsidiaries.

On May 30, 2014 having paid the amount of $22,636 to Credit Suisse, as per the agreement above, we received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to our vessels M/V Free Jupiter, M/V Free Hero and M/V Free Goddess) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by our subsidiaries owning these vessels.

As of June 20, 2014 we have received notices of conversion from various investors totaling 110,940 shares of Series D Convertible Preferred Stock and in response thereto we have issued 10,178,052 shares of common stock at the initial conversion price of $1.09.

Employment and Charter Rates

The following table details the vessels in our fleet as of June 20, 2014:

Vessel Name	Type	Built	Dwt	Employment
M/V Free Jupiter	Handymax	2002	47,777	About 70 - day time charter trip at $8,350 per day through April – June 2014
M/V Free Maverick	Handysize	1998	23,994	About 25-30 - day time charter trip at $3,000 per day, thereafter $6,750 per day if trip exceeds 30 days
M/V Free Impala	Handysize	1997	24,111	Laid-up
M/V Free Neptune	Handysize	1996	30,838	About 40 - 45 day time charter trip at $6,500 per day through early June 2014, thereafter, in case this trip exceeds 45 days, at $10,500 per day
M/V Free Hero	Handysize	1995	24,318	About 25-30 day time charter trip at $7,400 per day through late June 2014
M/V Free Goddess	Handysize	1995	22,051	See note below

3

The M/V Free Goddess was hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess were reported safe and well after the vessel’s release by the pirates. At the time of the hijacking, the vessel was on time charter in laden condition. Since the release from the pirates, the vessel has been laying at the port of Salalah, Oman, undertaking repairs funded mostly by insurers. The repairs of the vessel were completed, and notice of readiness was tendered to her Charterers for the resumption of the voyage. The Charterers repudiated the Charter and we accepted Charterers' repudiation and terminated the fixture reserving our right to claim damages and other amounts due to us. The Tribunal previously constituted will hear our claim for (amongst others) unpaid hire and damages from the Charterers. In the meantime, cargo interests have commenced proceedings under the Bills of Lading although they have not yet particularized their claims.  At the same time, all options are being explored for the commercial resolution of the situation arising from Charterers refusal to honor their obligations, including the further contribution by insurers and cargo interests towards the completion of the voyage and recovery of amounts due. The Company is working for a diligent solution in order to complete the voyage without further delays. In case no commercially reasonable solution may be found, the Company will explore its strategic alternatives with respect to this vessel.

Our Fleet-Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “-Critical Accounting Policies-Impairment of Long Lived Assets,” which can be found in the Company's consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission (“SEC”) on March 24, 2014 (the "Consolidated Financial Statements for the year ended December 31, 2013"), we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Based on: (i) the carrying value of each of our vessels as of March 31, 2014 and (ii) what we believe the charter free market value of each of our vessels was as of March 31, 2014, the aggregate carrying value of two of our vessels (the M/V Free Goddess and the M/V Free Maverick ) in our fleet as of March 31, 2014 exceeded their aggregate charter-free market value by approximately $29,300, as noted in the table below (which includes a comparative analysis of how the carrying values of our vessels compare to the fair market value of such vessels as of each balance sheet date presented in our accompanying unaudited interim condensed consolidated financial statements). This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels (at March 31, 2014, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of March 31, 2014).

Our estimates of charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•	vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings”.

4

Drybulk Vessels	DWT	Year Built	Date of Acquisition	Purchase Price (in million USD)	Carrying Value as of 3/31/2014 (in million USD)	Fair Market Value as of 3/31/2014 (in million USD)	Carrying Value as of 12/31/2013 (in million USD)	Fair Market Value as of 12/31/2013 (in million USD)
Free Hero	24,318	1995	07/03/07	$25.3	$4.6	$5.5	$4.7	$5.5
Free Jupiter	47,777	2002	09/05/07	$47	$12.8	$14.2	$12.9	$14.2
Free Goddess	22,051	1995	10/30/07	$25.2	$15.6	$5.3	$15.9	$5.3
Free Impala	24,111	1997	04/02/08	$37.5	$4	$4.8	$4.1	$4.8
Free Maverick	23,994	1998	09/01/08	$39.6	$26	$7	$26.6	$7
Free Neptune	30,838	1996	08/25/09	$11	$7.5	$8.7	$7.6	$8.7
Total	173,089			$185.6	$70.5	$45.5	$71.8	$45.5

Important Measures for Analyzing Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

5

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA represents net loss before taxes, depreciation and amortization, (gain)/loss on derivative instruments, stock-based compensation expense, interest and finance cost net, provision and write-offs of insurance claims and bad debts and loss on settlement of liability through stock issuance. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

Performance Indicators

(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)

The following performance measures were derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2014 and 2013 included elsewhere in this analysis. The historical data included below is not necessarily indicative of our future performance.

	Three Months Ended
	March 31,
	2014	2013

Adjusted EBITDA (1)	$(5,257)	$(927)
Fleet Data:
Average number of vessels (2)	6.83	7
Ownership days (3)	587	630
Available days (4)	135	630
Operating days (5)	111	538
Fleet utilization (6)	82.2%	85.4%
Average Daily Results:
Average TCE rate (7)	$1,919	$5,007
Vessel operating expenses (8)	6,990	3,365
Management fees (9)	714	746
General and administrative expenses (10)	1,482	875
Total vessel operating expenses (11)	7,704	4,111

6

(1)	Adjusted EBITDA represents net loss before taxes, depreciation and amortization, (gain)/loss on derivative instruments, stock-based compensation expense, interest and finance cost net, provision and write-offs of insurance claims and bad debts, loss on settlement of liability through stock issuance and dry-docking costs. In the period reported herein ended March 31, 2014, an accounting policy change with respect to the Accounting for Special Survey and Dry-docking Costs has adversely affected the Adjusted EBITDA calculation. Effective as of January 1, 2014, the Company follows the direct expense method of accounting for special survey and dry-docking costs whereby such costs are expensed in the period incurred and not amortized until the next dry-docking. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

	Three Months Ended
	March 31,
	2014	2013
	( U.S. dollars in thousands)

Net loss	$(10,551)	$(4,395)
Depreciation and amortization	1,299	1,465
Stock-based compensation expense	-	11
Loss on derivative instruments	21	32
Interest and finance costs, net of interest income	579	774
Loss on settlement of liability through stock issuance	-	1,186
Provision and write-offs of insurance claims and bad debt	(29)	-
Dry-docking costs	3,424	-
Adjusted EBITDA	$(5,257)	$(927)

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

7

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended
	March 31,
	2014	2013
	(U.S. dollars in thousands, except
	per diem amounts)

Operating revenues	$774	$3,065
Voyage expenses and commissions	(561)	(371)
Net operating revenues	213	2,694
Operating days	111	538
Time charter equivalent daily rate	$1,919	$5,007

(8)Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs (excluding dry-docking costs) is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended
	March 31,
	2014	2013
	(U.S. dollars in thousands, except per diem amounts)

Vessel operating expenses (excluding dry-docking costs)	$4,103	$2,120
Ownership days	587	630
Daily vessel operating expenses	$6,990	$3,365

8

(9) Daily management fees are calculated by dividing total management fees (excluding stock-based compensation expense) paid on ships owned by ownership days for the relevant time period.

(10) Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation) by ownership days for the relevant period.

(11) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Three Months Ended March 31, 2014 as Compared to Three Months Ended March 31, 2013

REVENUES - Operating revenues for the three months ended March 31, 2014 were $774 compared to $3,065 for the three months ended March 31, 2013. The decrease of $2,291 is mainly attributable to the fact that M/V Free Knight was sold on February 18, 2014 and only 1.5 vessels of our fleet were operative during the first quarter of 2014 primarily due to extensive dry-docking services for the M/V Free Hero, M/V Free Maverick and M/V Free Neptune; as a result the operating days of our fleet was reduced to 111 days compared to 538 days in the same period of 2013.

VOYAGE EXPENSES AND COMMISSIONS - Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $508 for the three months ended March 31, 2014, as compared to $175 for the three months ended March 31, 2013. The variance in voyage expenses reflects mainly the increased replenishment of bunkers to the owners’ account during the three months ended March 31, 2014. For the three months ended March 31, 2014, commissions charged amounted to $53, as compared to $196 for the three months ended March 31, 2013. The decrease in commissions is due to the substantial decrease of operating revenues for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. The commission fees represent commissions paid to the Manager, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES - Vessel operating expenses, which include dry-docking costs, crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $7,527 in the three months ended March 31, 2014, as compared to $2,120 in the three months ended March 31, 2013. The increase in operating expenses was due to the change of the accounting policy for special survey and dry-docking costs, whereby costs of approximately $3,500 were expensed in the period incurred as opposed to being amortized until the next dry-docking. In addition, substantial maintenance repairs took place in an effort to render the vessels fully operational for income producing purposes resulting in an increase of the average daily vessel operating expenses to $6,990.

DEPRECIATION AND AMORTIZATION - For the three months ended March 31, 2014, depreciation expense was at $1,299 as compared to $1,412 in the three months ended March 31, 2013. The decrease was due to the sale of M/V Free Knight on February 18, 2014. For the three months ended March 31, 2014, amortization of deferred charges was $nil due to the change of the Company’s accounting policy for special survey and dry-docking costs described above.

MANAGEMENT FEES - Management fees for the three months ended March 31, 2014 totaled $419 as compared to $706 in the three months ended March 31, 2013. The $287 decrease in management fees reflects the reduction of vessels under management and the inclusion of $236 stock-based compensation for the issuance of 6,737 shares of the Company’s common stock to the Manager in payment of $135 in unpaid management fees due to the Manager for January 2013.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, and services fees and expenses charged by the Manager, totaled $870 as compared to $799. The increase of $71 was mainly due to one-time legal expenses related to the release from arrest of the M/V Free Maverick.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS - For the three months ended March 31, 2014 and 2013, the amounts were $29 and $nil, respectively, which reflected the provision for write-off of various long outstanding accounts receivable.

9

VESSEL IMPAIRMENT LOSS - As of March 31, 2014, the Company performed an impairment assessment of its long-lived assets by comparing the undiscounted net operating cash flows for each vessel to its respective carrying value. The Company’s assessment concluded that no impairment existed as of March 31, 2014, as the vessels’ future undiscounted net operating cash flows exceeded their carrying value by $10,795. If the Company were to utilize the most recent five year historical average rates, three year historical average rates or one year historical average rates, would recognize an impairment loss of $19,057 (using the most recent five year historical average rates) and $29,321 (using the most recent three year or one year historical average rates).

FINANCING COSTS - Financing costs amounted to $579 for the three months ended March 31, 2014 and $774 for the three months ended March 31, 2013. The decrease of the interest and financing costs incurred for the three months ended March 31, 2014 as compared to the same period in 2013 was mainly attributed to the reduced outstanding bank debt from $89,049 to $59,687 resulting from the settlement of the Deutsche Bank loan in October 2013.

GAIN/(LOSS) ON INTEREST RATE SWAPS - The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company partially used interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

The Company was party of two interest rate swap agreements which were fully unwound on February 3, 2014. The change in fair value on the Company’s two interest rate swaps for the three months ended March 31, 2013 resulted in unrealized losses of $1. The settlements on the interest rate swaps for the three months ended March 31, 2014 resulted in realized losses of $21. The total of the change in fair value and settlements for the three months ended March 31, 2013 aggregate to losses of $32 which is separately reflected in “Loss on derivative instruments” in the accompanying unaudited interim condensed consolidated statements of operations.

NET LOSS - Net loss for the three months ended March 31, 2014 was $10,551 as compared to net loss of $4,395 for the three months ended March 31, 2013. The increase of the net loss for the three months ended March 31, 2014 resulted primarily from the substantial decline in revenue, as a result of the reduced number of operating days as explained above.

Liquidity and Capital Resources

The Company has historically financed its capital requirements from sales of equity securities, operating cash flows and long-term borrowings. As of March 31, 2014, its bank borrowings totaled $59,687. The Company has primarily used its funds for capital expenditures to maintain its fleet, comply with international shipping standards and environmental laws and regulations, and fund working capital requirements.

As of March 31, 2014, the Company had cash and cash equivalents of $1,508 and based on its cash flow projections for the remaining of 2014, the Company will not be able to make debt repayments scheduled as of March 31, 2014, interest payments as well as cover operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date.

The Company has incurred net losses of $10,551 and $4,395 during the three months ended March 31, 2014, and 2013, respectively. As of March 31, 2014 and December 31, 2013, the Company had working capital deficits of approximately, $68,165 and $59,041, respectively. All of the above raises substantial doubt regarding the Company’s ability to continue as a going concern. Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt in addition to executing their business plan. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal course of business operations when they come due and to generate profitable operations in the future.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In January 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $10,045 constituting repayment installments and accrued interest due in December 2013. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the Loan Agreement with the Bank. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 in full and final settlement of all of the Company’s obligations to the NBG and NBG would forgive the remaining outstanding balance of approximately $3,700. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its two vessels (M/V Free Impala and M/V Free Neptune) as well as all assignments in favor of NBG will be released.  The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.

10

In 2013, the Company did not pay the interest due in an aggregate amount of $354 or interest rate swap amounts in an aggregate of $256 pursuant to the Credit Suisse facility. On January 29, 2014, the Company entered into a deferral interest payment agreement with Credit Suisse, pursuant to which the interest payment of $115 due on January 31, 2014 was deferred to February 28, 2014.On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. On February 28, 2014, pursuant to the deferral interest payment agreement with Credit Suisse, the Company paid the deferred interest of $115.The Company received several reservation of right letters in 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. On January 30, 2014, the Company and certain of its subsidiaries entered into a term sheet with Credit Suisse in order to settle its obligations arising from the Loan Agreement with the Bank. Pursuant to the term sheet, Credit Suisse agreed to accept a cash payment of approximately $22,000 in full and final settlement of all of the Company’s obligations to the Bank and the Bank would forgive the remaining outstanding balance of approximately $15,000. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its three vessels (M/V Free Goddess, M/V Free Hero and M/V Free Jupiter) as well as all assignments in favor of Credit Suisse will be released.

Following the closing on May 28, 2014 of the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants (see “Recent Developments” above), the Company on May 30, 2014 paid the amount of $22,636 to Credit Suisse, and received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to the vessels M/V Free Jupiter, M/V Free Hero and M/V Free Goddess) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by its subsidiaries owning these vessels.

If the Company is not able to raise the capital necessary to complete the agreement reached with the NBG or if the Company is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreement. The Company’s failure to satisfy its covenants under its debt agreement, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including offerings of securities through structured financing agreements (see “Recent Developments” above), disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

The accompanying unaudited interim condensed consolidated financial statements as of March 31, 2014, were prepared assuming that the Company would continue as a going concern despite its significant losses and working capital deficit. Accordingly, the financial statements did not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern, except for the classification of all debt as current.

Cash Flows

Three Months Ended March 31, 2014 as Compared to Three Months Ended March 31, 2013

OPERATING ACTIVITIES - Net cash used in operating activities increased by $9,112 to $9,538 for the three months ended March 31, 2014, as compared to $426 for the three months ended March 31, 2013. The increase reflected the weaker freight market and the decrease of the operational vessels in our fleet during the three months ended March 31, 2014.

INVESTING ACTIVITIES - Net cash provided by investing activities for the three months ended March 31, 2014, was $3,465 from the proceeds of the sale of M/V Free Knight on February 18, 2014.

FINANCING ACTIVITIES - Net cash provided by financing activities for the three months ended March 31, 2014 was $nil , as compared to $423 for the three months ended March 31, 2013 as the Company did not materialize any financing activities during the first three-month period of 2014.

11

Long-Term Debt

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1.00% to 4%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the three months ended March 31, 2014 and 2013 was 2.9% and 2.3%, respectively. Interest expense incurred under the above loan agreements amounted to $436 and $505 for the three months ended March 31, 2014 and 2013, respectively, and is included in “Interest and Finance Costs” in the accompanying unaudited interim condensed consolidated statements of operations.

Credit Suisse Facility

On May 31, 2012, the Company entered into a Sixth Supplemental Agreement with Credit Suisse, which amended and restated the Facility Agreement dated December 24, 2007, as amended, between the Company and Credit Suisse. The Sixth Supplemental Agreement, among other things, modified the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;
•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25;
•	Release restricted cash of $1,125;
•	Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;
•	Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and
•	Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on the Company’s compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

In 2013, the Company did not pay the interest due in an aggregate amount of $354 or interest rate swap amounts in an aggregate of $256 pursuant to the Credit Suisse facility. On January 29, 2014, the Company entered into a deferral interest payment agreement with Credit Suisse, pursuant to which the interest payment of $115 due on January 31, 2014 was deferred to February 28, 2014. On February 3, 2014, the Company paid the amount of $201 to fully unwind the two interest rate swap agreements with Credit Suisse. On February 28, 2014, pursuant to the deferral interest payment agreement with Credit Suisse, the Company paid the deferred interest of $115. The Company received several reservation of right letters in 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. On January 30, 2014, the Company and certain of its subsidiaries entered into a term sheet with Credit Suisse in order to settle its obligations arising from the Loan Agreement with the Bank. Pursuant to the term sheet, Credit Suisse agreed to accept a cash payment of approximately $22,000 in full and final settlement of all of the Company’s obligations to the Bank and the Bank would forgive the remaining outstanding balance of approximately $15,000. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its three vessels (M/V Free Goddess, M/V Free Hero and M/V Free Jupiter) as well as all assignments in favor of Credit Suisse will be released.

Following the closing on May 28, 2014 of the $25,000 offering of Series D Convertible Preferred Stock and Series C Warrants (see “Recent Developments” above), the Company on May 30, 2014 paid the amount of $22,636 to Credit Suisse, and received the relative Waiver of Debt and Deed of Release and Reassignment, which included the release of all first preferred mortgages, general assignments of collateral and charter assignments (relating to the vessels M/V Free Jupiter, M/V Free Hero and M/V Free Goddess) together with each vessel’s release and reassignment of insurance, as well as the release of all first priority account pledges and guarantee agreements executed by its subsidiaries owning these vessels.

12

NBG Facility (fka FBB Facility)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to NBG. The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. In January 2014, the Company received notification from NBG that the Company has not paid the aggregate amount of $10,045 constituting repayment installments and accrued interest due in December 2013. On February 22, 2014, the Company and certain of its subsidiaries entered into terms with NBG for settlement of its obligations arising from the Loan Agreement with the Bank. Pursuant to the terms, NBG agreed to accept a cash payment of $22,000 in full and final settlement of all of the Company’s obligations to the NBG and NBG would forgive the remaining outstanding balance of approximately $3,700. Upon payment, all of the existing corporate guarantees of the Company and its subsidiaries and the mortgages and security interests on its two vessels (M/V Free Impala and M/V Free Neptune) as well as all assignments in favor of NBG will be released.  The closing of such transaction is contingent upon the Company being able to raise capital towards making such payment.

Loan Covenants

As of March 31, 2014, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. As well, as of March 31, 2014 the Company was in breach of the interest coverage and the consolidated leverage ratio for its loan agreement with Credit Suisse. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $59,687 as current at March 31, 2014.

Credit Suisse Sixth Supplemental Agreement:

•	Value to loan ratio:

(a)	during the period commencing on April 1, 2014 and ending on September 30, 2014, the aggregate fair market value of the financed vessels must not be less than 115% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;
(b)	during the period commencing on October 1, 2014 and ending on March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 120% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank; and
(c)	after March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

•	Consolidated leverage ratio: at the end of each accounting period falling between January 1, 2014 and December 31, 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;

•	Liquidity: it maintains (on a consolidated basis) on each day falling after June 30, 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel; and

•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between January 1, 2013 and December 31, 2013 (both inclusive), shall not be less than 2.0:1.0; falling between January 1, 2014 and December 31, 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between January 1, 2015 and December 31, 2015 (both inclusive), shall not be less than 4.5:1.0.

13

NBG (fka FBB) loan agreement:

•	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

•	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

•	Ratio of EBITDA to net interest expense shall not be less than 3; and

•	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

14